EXHIBIT 8

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation

MIND Software SRL	Romania

DIROT COMP SRL	Romania

MIND Software, Inc.	Delaware

MIND Software Limited	United Kingdom